UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
____________________

FORM 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the fiscal year ended December 31, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the transition period from        to

Commission File Number:   1-16625

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bunge Savings Plan – Supplement A
c/o Bunge North America, Inc.
11720 Borman Drive
St. Louis, Missouri 63146

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bunge Limited
50 Main Street
White Plains, NY 10606

BUNGE SAVINGS PLAN – Supplement A

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended
December 31, 2007 and 2006	3

Notes to Financial Statements	4–8

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
as of December 31, 2007	9

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employment Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURE PAGE	10

EXHIBIT INDEX	11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Bunge Savings Plan – Supplement A :

We have audited the accompanying statements of net assets available for benefits of the Bunge Savings Plan – Supplement A  (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic 2007 financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2007 financial statements taken as a whole.

/s/ Deloitte & Touche LLP

St. Louis, Missouri
June 23, 2008

BUNGE SAVINGS PLAN – Supplement A

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2007 AND 2006

	2007	2006

INVESTMENTS — At fair value:
Mutual funds	$1,986,542	$1,997,291
Common collective trusts	570,059	536,280
Interest in Bunge Limited common shares	129,203	64,889
Participant loans	112,032	66,909

Total investments	2,797,836	2,665,369

EMPLOYEE CONTRIBUTIONS RECEIVABLE	4,429	4,644

PLAN TRANSFER PAYABLE	(44,976)	(33,774)

PLAN TRANSFER RECEIVABLE	20,650	–

NET ASSETS AVAILABLE FOR BENEFITS	$2,777,939	$2,636,239

See notes to financial statements.

BUNGE SAVINGS PLAN – Supplement A

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006

ADDITIONS:
Investment income — interest	$27,834	$25,211
Investment income — dividends	115,965	41,936
Net appreciation in fair value of investments	–	159,243
Participant contributions	244,151	222,896

Total	387,950	449,286

DEDUCTIONS:
Net depreciation on fair value of investments	2,372	–
Administrative expenses	4,554	2,870
Benefits paid to participants	215,587	39,917
Other deductions	23,737	16,440
Total	246,250	59,227

INCREASE IN NET ASSETS	141,700	390,059

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	2,636,239	2,246,180

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$2,777,939	$2,636,239

See notes to financial statements.

BUNGE SAVINGS PLAN – Supplement A

NOTES TO FINANCIAL STATEMENTS

1.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

The Bunge Savings Plan – Supplement A (the “Plan”) is a subplan of the Bunge Savings Plan (the “Savings Plan”), which was established as of April 1, 1996. Prior to January 1, 2004, the Plan was a stand-alone plan known as the Central Soya 401(k) Plan for Hourly Employees. The Savings Plan was amended effective January 1, 2004, to transfer the assets of the Central Soya 401(k) Plan for Hourly Employees to the Savings Plan and master trust. The Savings Plan was further amended to provide that the plan provisions applicable to the participants in the Central Soya 401(k) Plan for Hourly Employees are set forth in a separate subplan known as the Bunge Savings Plan – Supplement A. Effective January 1, 2005, Bunge Limited (the parent of the Plan sponsor) separated the Plan from the Savings Plan.

Basis of Accounting — The accompanying financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition — Investments in Bunge Limited common shares, common collective trusts, and mutual funds are stated at fair value, which is based on quoted market prices. Purchases and sales of investments are accounted for on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Earnings on investments are allocated to participants based on account balances.

Administrative Expenses — Administrative expenses of the Plan are paid by the particiapants as provided in the Plan document.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in various securities, including mutual funds, common collective trusts, and common stock. These investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

New Accounting Pronouncements — In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 157 (“SFAS No. 157”), Fair Value Measurements. SFAS No. 157 established a single authoritative definition of fair value, sets a framework for measuring fair value and requires additional disclosures about fair value measurement.  SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 17, 2007.  Plan management has not completed the process of evaluating the impact that will result from adopting SFAS No. 157.  Plan management does not expect that SFAS No. 157 will have a material impact on its net assets available for benefits and changes in net assets available for benefits when such statement is adopted.

2.	PLAN DESCRIPTION

The Plan is a defined contribution plan designed to qualify under Section 401(k) of the Internal Revenue Code (“IRC”) and is administered by the Savings Plan Committee (the “Committee”) appointed by the Board of Directors of Bunge North America, Inc. (the “Company”). The Company has appointed CitiStreet as recordkeeper and State Street Bank and Trust Company (“State Street”) to serve as administrator and Trustee of the Plan. The descriptions of Plan terms in the following notes to financial statements are provided for general information purposes only and are qualified in their entirety by reference to the Plan document. Participants should refer to the Plan document for more complete information. All regular hourly employees of Bunge North America (East), L.L.C., whose terms and conditions of employment are subject to a collective bargaining agreement that bargained to participate in the Plan, are eligible participants. Individual accounts are maintained for each Plan participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

3.	CONTRIBUTIONS AND WITHDRAWALS

Contribution limits for participants are based on their respective collective bargaining agreements. The total amount which a participant could elect to contribute to the Plan on a pre-tax basis in 2007 could not exceed $15,500 ($15,000 in 2006). However in 2007 and 2006, if a participant reached age 50 by December 31 of that year, they were able to contribute an additional $5,000 “catch up” contribution to the Plan on a pre-tax basis.

The contribution amounts and allocation between pre-tax and post-tax basis of participant accounts are subject to Internal Revenue Service (IRS) discrimination tests.  The participants’ contributions, plus any actual earnings thereon, vest immediately.

Participants may elect from a number of investment alternatives for their contributions.

Participants may not withdraw pre-tax contributions except as provided for hardship withdrawals permitted by the Plan. Following normal retirement, participants must withdraw their entire account balances in a lump sum or any other form of payment allowed by the Plan. Withdrawals by participants are recorded upon distribution.

The Plan allows participants the option of making qualified (as defined by the Plan document and the IRC) rollover contributions into the Plan.

4.	PARTICIPANT LOANS

Plan participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years with the exception of loans for the purchase of a primary residence, which may have a longer term. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with the prevailing interest rate charged on similar commercial loans by lending institutions as determined by the plan administrator. Loan payments, including interest due, are paid ratably through payroll deductions. Participant loans are valued at the outstanding loan balance. As of December 31, 2007, participant loans bear interest rates from 4.5% to 8.75% and maturities through January 2013. As of December 31, 2006, participant loans bear interest rates from 4.5% to 10.5% and maturities through March 2012.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan is terminated, participants will become 100% vested in their accounts.

6.	FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Plan administrator by a letter, dated February 6, 2003, that the Plan and related trust were designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter (see Note 1). However, the Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax exempt. Accordingly, no provision for income taxes has been recorded in the Plan’s financial statements.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain of the Plan’s investments are in shares of funds offered by the Trustee. Therefore, these transactions qualify as exempt party-in-interest transactions. Such investments as of December 31, 2007, are disclosed in the supplemental schedule of assets held for investment purposes.

Personnel and facilities of the Company have been used by the Plan for its accounting and other activities at no charge to the Plan.

8.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2007 and 2006, are as follows:

	2007	2006

Legg Mason Value Fund	$684,682	$817,384
SSgA Money Market Fund	519,998	478,128
Fidelity Capital Appreciation Fund	392,883	404,170
American Funds New Perspective Fund	230,141	234,246
SSgA Moderate Strategic Asset Allocation Fund	202,684	176,741
SSgA Conservative Strategic Asset Allocation Fund	148,395	150,732
PIMCO Total Return Fund	145,932	46,479	*

* Amount less than 5% of the Plan’s net assets available for benefits; however, amount shown for comparative purposes.

During the years ended December 31, 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2007	2006

Mutual funds	$(88,496)	$93,176
Common collective trusts	35,059	52,427
Interest in Bunge Limited common shares (1)	51,065	13,640
Net (depreciation) appreciation in value of investments	$(2,372)	$159,243

(1)  The Plan allows for participants to invest in Bunge Limited common shares. Bunge Limited is the parent company of the sponsoring employer. The Plan held 1,064 and 692 common shares of Bunge Limited at December 31, 2007 and 2006, respectively. During 2007 and 2006, the Plan recorded dividend income of $579 and $392, respectively, and net appreciation in fair value of $51,065 and $13,640, respectively, from Bunge Limited common shares.

9.	PLAN TRANSFERS

Certain Plan participants had accounts in another defined contribution plan sponsored by the Company or a company within the same control group. Plan transfers included in the statements of changes in net assets available for benefits reflect transfers made to combine multiple participant accounts into each participant’s active account. In addition, if a change in a participant’s employment classification occurs during a Plan year (for example, transfer from union to non-union classification), the assets related to such participant would be transferred to the applicable plan within the control group for such participant’s new employment status. Such transfer will be made within a reasonable period of time following the change in employment classification. Timing of such transfers may, from time to time, result in Plan payables or receivables in the respective plans.

10.	SUBSEQUENT EVENT

Effective January 1, 2008, CitiStreet and State Street were terminated as recordkeeper, and administrator and trustee, of the assets related to the Plan, respectively. Fidelity Management Trust Company (“Fidelity”) was named as successor recordkeeper, administrator and trustee. The market value of the assets transferred from CitiStreet to Fidelity on January 1, 2008 was as follows:

PIMCO Total Return Fund	$145,932
SSgA Money Market Fund	519,998
SSgA Russell 2000 Fund	5,721
Oakmark Select Fund	12,906
Loan Fund	112,032
Fidelity Capital Appreciation Fund	392,883
American Funds New Perspective Fund	230,141
Interest in Bunge Limited Common Shares	129,203
SSgA Conservative Strategic Asset Allocation Fund	148,395
SSgA Moderate Strategic Asset Allocation Fund	202,684
SSgA Aggressive Strategic Asset Allocation Fund	132,486
SSgA S&P 500 Index Fund	62,022
Legg Mason Value Fund	684,682
SSgA S&P Midcap Index Fund	18,751

Total	$2,797,836

Each Fund’s assets were transferred to a comparable investment fund at Fidelity. The PIMCO Total Return Fund assets were transferred to the Fidelity Total Bond Fund. The SSgA Money Market Fund assets were transferred to the Vanguard Prime Money Market-Institutional Shares Fund. The SSgA Russell 2000 Fund assets were transferred to the Vanguard Small-Cap Index Fund Signal Shares Fund. The Loan Fund assets were transferred to the Fidelity Loan Fund. The Fidelity Capital Appreciation Fund assets and the Oakmark Select Fund assets were transferred to the Janus Adviser Forty Fund – Class S. The American Funds New Perspective Fund assets were transferred to the Fidelity Institutional Discovery Fund. The Plan’s interest in Bunge Limited common shares were transferred to the Bunge Stock Fund. The SSgA Conservative Strategic Asset Allocation Fund assets, the SSgA Moderate

Strategic Asset Allocation Fund assets, and the SSgA Aggressive Strategic Asset Allocation Fund assets were transferred to the Fidelity Freedom Funds by Age Fund. The SSgA S&P 500 Index Fund assets were transferred to the Vanguard Institutional Index Fund-Institutional Shares Fund. The Legg Mason Value Fund assets were transferred to T. Rowe Price Value Fund. The SSgA S&P Midcap Index Fund assets were transferred to the Vanguard Mid-Cap Index Fund-Institutional Shares.

******

BUNGE SAVINGS PLAN – Supplement A

FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

		Number of		Current
Description		Shares/Units	Cost**	Value

INTEREST IN MUTUAL FUNDS:
	PIMCO Total Return Fund	13,651.2395		$145,932
	Oakmark Select Fund	506.9180		12,906
	Fidelity Capital Appreciation Fund	14,681.7186		392,883
	American Funds New Perspective Fund	6,827.0739		230,141
	Legg Mason Value Fund	9,966.2569		684,682
*	SSgA Money Market Fund	519,998.5700		519,998

	Total interest in mutual funds			1,986,542

INTEREST IN COMMON COLLECTIVE TRUSTS:
*	SSgA Conservative Strategic Asset Allocation Fund	11,749.3816		148,395
*	SSgA Moderate Strategic Asset Allocation Fund	14,914.2274		202,684
*	SSgA Aggressive Strategic Asset Allocation Fund	9,105.5643		132,486
*	SSgA S&P 500 Index Fund	2,357.2779		62,022
*	SSgA S&P Midcap Fund	463.4837		18,751
*	SSgA Russell 2000 Fund	490.4974		5,721

	Total interest in common collective trusts			570,059

*	INTEREST IN COMMON STOCK — Bunge Limited
	common shares	1,064.0000		129,203

*	PARTICIPANT LOANS, rates from 4.5% to 8.75%,			112,032
	maturities through January 2013

	TOTAL INVESTMENTS			$2,797,836

*Party-in-interest

**Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Bunge Savings Plan – Supplement A  has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bunge Savings Plan – Supplement A

Date: June 26, 2008	By:	/s/ Philip Staggs
		Name:	Philip Staggs
		Title:	Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description of Document

23.1	Consent of Independent Registered Public Accounting Firm